Exhibit 99.3

Management’s
Discussion and Analysis
Basis of Presentation
The following management's discussion and analysis (“MD&A”) was prepared as of March 5, 2025 and is a review of the results of operations and the liquidity and capital resources of South Bow Corporation and its subsidiaries (collectively, “South Bow” or the “Company”). The MD&A should be read in conjunction with the accompanying annual audited consolidated financial statements and notes thereto (“accompanying financial statements”) of South Bow as at and for the year ended December 31, 2024, as well as South Bow’s annual information form for the year ended December 31, 2024 (“AIF”), each of which are available on South Bow’s website at www.southbow.com, under South Bow’s electronic profile on SEDAR+ at www.sedarplus.ca, and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
Effective October 1, 2024, South Bow completed its spinoff (referred to as the “Spinoff”) from TC Energy Corporation (“TC Energy” or “Former Parent”) and began operating as an independent publicly traded entity. South Bow's common shares commenced regular-way trading on the Toronto Stock Exchange ("TSX") on October 2, 2024 and on the New York Stock Exchange ("NYSE") on October 8, 2024, in each case under the ticker symbol "SOBO". The Spinoff was executed under various agreements outlining the governance of the Company's relationship with the Former Parent during the transition period, including, but not limited to, the Separation Agreement, the Transition Services Agreement ("TSA"), the Tax Matters Agreement ("TMA"), and the Employee Matters Agreement. Refer to Note 2, Basis of Presentation and Accounting Policies of South Bow’s accompanying financial statements for more information.
Prior to October 1, 2024, South Bow's financial statements were prepared using information derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by TC Energy. The presentation of certain prior period comparatives have been updated for consistency with current year presentation.
South Bow has designated the United States dollar (“USD” or “U.S.$”) as its reporting currency to reflect its primary earnings currency. Comparative figures from periods prior to completing the Spinoff were previously reported in Canadian dollars (“CAD” or “C$”) under the Former Parent and have been retrospectively translated to USD using the applicable exchange rates at the respective dates. Refer to Note 3, Accounting Policy Changes of South Bow’s accompanying financial statements for more information. Unless otherwise noted, all figures throughout this MD&A are in USD.
This MD&A contains non-GAAP financial measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with South Bow’s disclosure under Non-GAAP Financial Measures and Forward-looking Information included in this MD&A. Refer to Glossary in this MD&A for abbreviations commonly used.
South Bow Corporation 2024 Management’s Discussion and Analysis | 1

Corporate Profile
South Bow Overview
South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the U.S., safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and Gulf Coast. South Bow seeks to optimize its assets, and invest strategically to sustainably grow its cash flows, and pay a meaningful dividend, if, as and when declared by South Bow’s board of directors (the “Board”). The majority of South Bow’s revenues are generated through long-term committed transportation arrangements, whereby customers receive access to capacity in exchange for a committed monthly payment.
South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company’s allocation priorities are built on a foundation of financial strength and are supported by South Bow’s stable, predictable cash flows. South Bow’s capital allocation priorities include: paying a sustainable base dividend; strengthening the Company’s investment-grade financial position; and leveraging existing infrastructure within South Bow’s strategic corridor to offer customers competitive delivery connections and enhanced optionality.
Segment Overview
South Bow has three reporting segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
Keystone Pipeline System
The Keystone Pipeline System segment consists of the Company's primary liquid pipeline system, which connects crude oil production in Hardisty, Alberta to key refining and demand markets in the U.S. Midwest and Gulf Coast. There are two main commercial entities that operate within the Keystone Pipeline System: Keystone Pipeline (“Keystone”) and Marketlink.
Keystone provides crude oil transportation service from Hardisty, Alberta, to various delivery points in the U.S. Midwest and Gulf Coast. Keystone is supported by 585,000 barrels per day (”bbl/d”) of committed contracts, and is required to make six per cent of capacity available for uncommitted volumes. Marketlink provides U.S. domestic crude oil transportation service from Cushing, Oklahoma to various delivery points in the U.S. Gulf Coast, through its lease of capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System. Marketlink offers service to committed and uncommitted customers, and is required to make 10 per cent of capacity available to new shippers, as applicable.
Marketing
South Bow's Marketing business provides customers with a variety of crude oil marketing services, including transportation, storage, and logistics.
Intra-Alberta & Other
South Bow’s Intra-Alberta pipelines are comprised of the Grand Rapids Pipeline (“Grand Rapids”) and White Spruce Pipeline (“White Spruce”), which provide crude oil transportation from Alberta’s oil sands region to terminals in the Edmonton and Heartland refining and market regions. This segment also includes South Bow’s other corporate entities which support the business and engage in activities that support South Bow’s operations and business development efforts including financing activities.
South Bow Corporation 2024 Management’s Discussion and Analysis | 2

Financial Highlights

U.S.$ millions, except per share amounts, ratios, and where noted	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Financial Results
Revenue	488	540	2,120	2,005
Income from equity investments	12	13	49	50

Income before income taxes	72	131	418	562
Normalized EBITDA [1]	290	278	1,091	1,074
Distributable cash flow [1]	183	161	608	785
Capital expenditures [2]	28	11	122	37

Net income	55	103	316	442
Weighted average common shares outstanding - diluted (millions)	208.4	207.6	208.2	207.6
Net income per share - diluted [3]	0.26	0.50	1.52	2.13
Normalized net income [1]	112	94	383	504
Normalized net income per share - diluted [1,3]	0.54	0.45	1.84	2.43

Dividends declared	104	—	104	—
Dividends per share	0.50	—	0.50	—

Total long-term debt	5,716	5,967	5,716	5,967
Net debt [1]	4,901	5,715	4,901	5,715
Net debt-to-normalized EBITDA (ratio) [1]	4.5	5.3	4.5	5.3

Operational Results
Keystone System Operating Factor (“SOF”)	96%	92%	95%	93%
Keystone Pipeline throughput (Mbbl/d)	621	612	626	595
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [4]	784	783	795	694
Marketlink throughput (Mbbl/d)	615	610	614	537
1. Non-GAAP financial measure or ratio, which do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to Non-GAAP Financial Measures section within this MD&A for more information.
2. Capital expenditures per the investing activities of the consolidated cash flow statements in the accompanying financial statements.
3. Effective October 1, 2024, South Bow completed the Spinoff from its Former Parent and began operating as an independent publicly-traded company. Per share figures for comparative periods have been calculated using the 207.6 million outstanding shares at October 1, 2024 immediately following the Spinoff.
4. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.

South Bow Corporation 2024 Management’s Discussion and Analysis | 3

Change in Income before Income Taxes and Normalized EBITDA
(Three Months Ended December 31, 2024)

Income before income taxes for the three months ended December 31, 2024 decreased to $72 million from $131 million in the same period of 2023. The decrease in income before income taxes of the Marketing segment was primarily attributable to a larger unrealized loss position on the Company’s risk management activities in the fourth quarter of 2024 compared to 2023. The decrease in income before income taxes of Intra-Alberta & Other was attributable to lower interest income partially offset by lower interest expense in the 2024 period compared to 2023.
Normalized EBITDA for the three months ended December 31, 2024 increased to $290 million from $278 million in the same period of 2023. The increase in normalized EBITDA was primarily attributable to higher margins on the Marketing segment’s purchase and sale contracts, partially offset by lower demand for uncommitted capacity on the Keystone Pipeline.
Normalized EBITDA for the Company’s Intra-Alberta & Other segment remained consistent during the three months ended December 31, 2024 compared to the same period in 2023 due to the long-term committed contracts attributable to the Grand Rapids and White Spruce pipelines.
Refer to Non-GAAP Measures section of the MD&A for additional details.
Change in Income before Income Taxes and Normalized EBITDA
(Year Ended December 31, 2024)

Income before income taxes decreased in 2024 compared to 2023 as a result of lower contributions from the Company’s Marketing and Intra-Alberta & Other segments, which were partially offset by higher contributions from the Keystone Pipeline System as a result of increased revenues from increased uncommitted volumes shipped during 2024 compared to 2023 primarily attributable to increased uncommitted revenues generated by Keystone and increased committed revenues generated by Marketlink.
South Bow Corporation 2024 Management’s Discussion and Analysis | 4

The decrease in the Marketing segment’s income before income taxes was primarily attributable to lower margins driven by higher commodity purchases and transportation costs incurred partially offset by lower unrealized losses on risk management contracts compared to the 2023 period.
The decrease in Intra-Alberta & Other was primarily attributable to increased interest expense associated with long-term debt obligations and Spinoff-related costs incurred during the year ended December 31, 2024 compared to 2023.
Normalized EBITDA increased from $1,074 million for the year ended December 31, 2023 to $1,091 million for the year ended December 31, 2024, primarily attributable to higher contributions from the Keystone Pipeline System, partially offset by lower contributions from the Marketing segment.
Higher contributions from the Keystone Pipeline System were attributable to higher uncommitted volumes during the first quarter of 2024 and higher rates on Keystone, in addition to higher contracted volumes shipped on Marketlink in 2024 compared to 2023.
Lower contributions from the Marketing segment were attributable to lower margins associated with narrowed pricing differentials for heavy crude oil between Hardisty, Alberta and the U.S. Gulf Coast, driven by WCSB crude oil pipeline capacity exceeding supply, and lower volumes transported by the Marketing business offset by the higher volumes shipped on Marketlink.
The Company’s Intra-Alberta & Other segment remained consistent during the year ended December 31, 2024 compared to the same period in 2023 due to the long-term committed contracts attributable to the Grand Rapids and White Spruce pipelines.
Refer to Non-GAAP Financial Measures section of the MD&A for additional details.
Revenue and Income from Equity Investments

	Three Months Ended December 31,			Year Ended December 31,
$ millions, except where noted	2024	2023	Change	2024	2023	Change
Total revenues	488	540	(10)%	2,120	2,005	6%
Income from equity investments	12	13	(8)%	49	50	(2)%
South Bow generated revenue of $488 million during the three months ended December 31, 2024 compared to $540 million in the same period of 2023. The decrease in the fourth quarter of 2024 was primarily attributable to the Keystone variable toll true-up recognized in 2024 and unrealized losses on risk management activities at December 31, 2024 compared to unrealized gains in the same period of 2023.
Revenue for the year ended December 31, 2024 was $2,120 million compared to $2,005 million in 2023, primarily attributable to increased uncommitted revenues generated by Keystone driven by higher uncommitted volumes and rates in addition to increased committed revenues generated by Marketlink.
Income from equity investments remained consistent during the three months and year ended December 31, 2024 compared to the same comparative periods in 2023, respectively.
South Bow Corporation 2024 Management’s Discussion and Analysis | 5

Operating and Other Expenses

	Three Months Ended December 31,			Year Ended December 31,
$ millions, except where noted	2024	2023	Change	2024	2023	Change
Plant operating costs and other	161	185	(13)%	738	710	4%
Commodity purchases resold	93	78	19%	376	351	7%
Depreciation and amortization	62	61	2%	246	244	1%
Other	—	—	—%	15	—	100%
Total	316	324	(2)%	1,375	1,305	5%
The decrease in plant operating costs and other during the three months ended December 31, 2024 was primarily attributable to costs incurred during the fourth quarter of 2023 relating to the remedial work completed in accordance with the Amended Corrective Action Order (“ACAO”) for the Milepost 14 incident. The increase in plant operating costs and other in the year ended December 31, 2024 was primarily related to costs incurred in 2024 relating to the Spinoff, including information systems costs.
Commodity purchases resold increased during the three months and year ended December 31, 2024 primarily as a result of higher commodity purchases and transportation costs incurred in the 2024 period compared to comparative periods in 2023, respectively.
Depreciation and amortization was relatively unchanged during the three months and year ended December 31, 2024 compared to the same periods in 2023. The Company did not place in-service or retire any major assets in 2024 or 2023, beyond maintenance capital additions, which were consistent year-over-year.
For the year ended December 31, 2024, South Bow recognized other expenses related to Keystone XL asset disposition and termination activities.
Net Income and Normalized Net Income
South Bow recognized net income and normalized net income of $55 million and $112 million, respectively, during the fourth quarter of 2024 compared to net income and normalized net income of $103 million and $94 million, respectively, during the fourth quarter of 2023.
The decrease in net income was primarily attributable to lower revenues from the Keystone variable toll true-up recognized in 2024 and unrealized losses on risk management activities at December 31, 2024 compared to unrealized gains in the same period of 2023.
The increase in normalized net income in the fourth-quarter 2024 compared to the same period in 2023 was primarily attributable to higher margins from the Marketing segment’s purchase and sale contracts.
Normalized net income per share (diluted) was $0.54 in the fourth quarter of 2024 compared to $0.45 in the fourth quarter of 2023 attributable to the higher normalized net income in the fourth-quarter of 2024.
South Bow Corporation 2024 Management’s Discussion and Analysis | 6

Net income for the year ended December 31, 2024 was $316 million compared to $442 million in 2023. The decrease in the 2024 period was primarily attributable to higher interest expense incurred during 2024 on the Company’s long-term debt to affiliates of its Former Parent during 2024 and interest on its senior unsecured notes (“Senior Notes”) and junior subordinated notes (“Junior Notes”). In preparation for the Spinoff, the Company’s Former Parent completed an internal restructuring in the third quarter of 2023, which included the issuance by the Company of long-term debt to affiliates of its Former Parent. Pursuant to the Company’s initial debt offerings on August 28, 2024, the Company repaid a $1.25 billion loan to its Former Parent and repaid the remaining long-term debt to affiliates of the Former Parent on October 1, 2024. The Company incurred interest expense of $270 million on its long-term debt to affiliates and $113 million on its Senior Notes and Junior Notes compared to $211 million and nil in 2023, respectively. Refer to Liquidity section in this MD&A for additional details on the Company’s Senior Notes and Junior Notes issued.
Normalized net income for the year ended December 31, 2024 was $383 million compared to $504 million in 2023. The decrease in 2024 was primarily attributable to the higher interest expense on long-term debt in the 2024 period compared to 2023.
Distributable Cash Flow
Distributable cash flow was $183 million for the three months ended December 31, 2024 compared to $161 million in the comparable period for 2023, primarily due to lower interest expense resulting from lower interest rates on the Company’s Senior Notes and Junior Notes compared to higher interest rates on its long-term debt to affiliates of Former Parent in 2023.
Distributable cash flow was $608 million for the year ended December 31, 2024 compared to $785 million in 2023. The year-over-year decrease was primarily attributable to higher interest expense incurred due to higher interest rates on long-term debt to affiliates of its Former Parent and higher maintenance capital expenditures, partially offset by higher normalized EBITDA and lower current income taxes in 2024 compared to 2023.
Long-term Debt and Net Debt
1. Total long-term debt in 2024 includes the Company’s Senior Notes and Junior Notes. Total long-term debt in 2023 includes the Company’s long-term debt to affiliates of its Former Parent.
2. Net debt at December 31, 2024 includes the 50 per cent equity treatment of the Company’s Junior Notes. Refer to Non-GAAP Financial Measures within this MD&A for additional information on composition of net debt.
Total long-term debt was $5.7 billion at December 31, 2024 compared to $6.0 billion at December 31, 2023. Pursuant to the Company’s initial debt offering on August 28, 2024, the Company repaid its long-term debt to affiliates of its Former Parent in 2024.
Net debt at December 31, 2024 was $4.9 billion compared to $5.7 billion at December 31, 2023. South Bow’s inaugural debt offering in August 2024 included $1.1 billion in Junior Notes which receive 50 per cent equity treatment from credit rating agencies. This hybrid equity treatment is applied to South Bow’s calculation of net debt for 2024, resulting in lower net debt at December 31, 2024 relative to December 31, 2023. Refer to Liquidity, Capital Resources and Share Capital of this MD&A for additional information on the Company’s debt, capital structure, and credit ratings.
South Bow Corporation 2024 Management’s Discussion and Analysis | 7

The Company’s net debt-to-normalized EBITDA ratio decreased to 4.5x at December 31, 2024 compared to 5.3x at December 31, 2023, attributable to lower net debt and higher normalized EBITDA generated in 2024 compared to 2023. Refer to the Outlook and Guidance section within this MD&A for additional details on South Bow’s net debt-to-normalized EBITDA ratio.
Segment Results
Keystone Pipeline System

	Year Ended December 31,
U.S.$ millions, except where noted	2024	2023	Change
Revenue	1,643	1,556	6%
Income before income taxes	778	687	13%
Normalized EBITDA	1,028	981	5%
Capital expenditures	35	40	(13)%
Keystone Pipeline throughput (Mbbl/d)	626	595	5%
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)	795	694	15%
Marketlink throughput (Mbbl/d)	614	537	14%
Keystone SOF (%)	95%	93%	2%
Income before income taxes increased in the year ended December 31, 2024 compared to 2023, primarily attributable to higher contracted volumes shipped on Marketlink and increased uncommitted volumes and higher rates in the first-quarter of 2024 on the Keystone Pipeline relative to 2023.
Normalized EBITDA for the Keystone Pipeline System increased by $47 million during the year ended December 31, 2024 compared to the same period in 2023, which was primarily attributable to higher revenues in the current period.
Keystone Pipeline System throughput was higher for the year ended December 31, 2024, compared to 2023, driven by an increase in uncommitted volumes on Keystone and an increase in committed volumes on Marketlink.
South Bow delivered record system availability in 2024, with an annual SOF of 95 per cent for the Keystone Pipeline due to continued improvements in system reliability.
Keystone Pipeline System capital expenditures were relatively unchanged in 2024 compared to 2023. Refer to the Outlook and Guidance section of this MD&A for details on South Bow’s outlook for capital expenditures in 2025.
Marketing

	Year Ended December 31,
U.S.$ millions	2024	2023	Change
Income before income taxes	6	19	(68)%
Normalized EBITDA	12	42	(71)%
The decrease in Marketing’s income before income taxes during the year ended December 31, 2024 compared to the same periods in 2023, was primarily attributable to lower margins driven by higher commodity purchases and transportation costs incurred partially offset by lower unrealized losses on risk management contracts compared to the 2023 period.
Normalized EBITDA for the Company’s Marketing segment decreased $30 million for the year ended December 31, 2024 compared the same period in 2023, primarily due to narrowed heavy crude oil pricing differentials between Hardisty, Alberta and the U.S. Gulf Coast as well as reduced volumes on Marketlink in 2024 as the Company increased its total committed contracts on the system.
South Bow Corporation 2024 Management’s Discussion and Analysis | 8

Intra-Alberta & Other

	Year Ended December 31,
U.S.$ millions	2024	2023	Change
Revenue	24	17	41%
Income from equity investments	39	40	(3)%
Loss before income taxes	(366)	(144)	154%
Normalized EBITDA	51	51	—%
Capital expenditures	106	6	1667%
Intra-Alberta & Other revenues remained relatively consistent in the year ended December 31, 2024 and 2023.
Loss before income taxes was greater during the year ended December 31, 2024 primarily as a result of interest expense incurred in the period on the Company’s debt which was issued by the Company’s corporate entities within the Intra-Alberta & Other segment. Interest was higher in 2024 due to long-term debt issuances from the Former Parent in the third quarter of 2023.
Normalized EBITDA for the Intra-Alberta & Other segment was consistent for the year ended December 31, 2024 and 2023 as a result of the committed nature of the Grand Rapids and White Spruce pipelines.
During 2024, South Bow invested $60 million in the development of the Blackrod Connection Project, in addition to capital expenditures related to the Spinoff.
Refer to the Outlook and Guidance section of this MD&A for information on the Company’s 2025 outlook and for additional information regarding the Blackrod Connection Project.
Liquidity, Capital Resources, and Share Capital
Liquidity
The following table summarizes the Company’s sources and uses of cash for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
U.S.$ millions	2024	2023
Cash from (used in):
Operating activities	529	779
Investing activities	(80)	62
Financing activities	(307)	(577)
Effect of foreign exchange rate changes on cash and cash equivalents	(7)	(6)
Net increase (decrease) in cash and cash equivalents	135	258
At December 31, 2024, cash and cash equivalents was $397 million (December 31, 2023 - $262 million).
Operating Activities
Cash from operating activities is primarily impacted by changes in operations, fluctuations in demand for uncommitted capacity, commodity prices, changes in cost environment, and timing of cash receipts and payments made. The decrease for the year ended December 31, 2024 is primarily attributable to lower net income and an increase in operating working capital compared to the year ended December 31, 2023.
South Bow Corporation 2024 Management’s Discussion and Analysis | 9

Investing Activities
Cash used in investing activities is primarily related to maintenance and growth capital expenditures. Cash used in investing activities in 2024 was primarily attributable to the Company’s cash capital expenditures of $122 million compared to capital expenditures of $37 million in 2023. During the year ended December 31, 2024, South Bow recognized $38 million in proceeds from sales of Keystone XL pipe which was held for sale, a decrease of $55 million from asset sales in 2023. At December 31, 2024, the $9 million of the remaining Keystone XL pipe was no longer designated as assets held for sale and have been recorded in plant, property and equipment in the consolidated balance sheets.
Financing Activities
Cash used in financing activities primarily relates to the issuance and repayment of long-term debt balances in addition to dividends and share capital transactions. During the year ended December 31, 2024, the Company successfully completed its initial debt offering of Senior Notes and Junior Notes and repaid all previously held long-term debt to affiliates of its Former Parent.
Capital Management

	Year Ended December 31,
U.S.$ millions, except where noted	2024	2023
Cash	397	262
Long-term debt	4,629	5,967
Junior subordinated notes	1,087	—
Net debt	4,901	5,715
Income before income taxes	418	562
Normalized EBITDA	1,091	1,074
Net debt-to-normalized EBITDA ratio	4.5	5.3
A significant portion of South Bow’s revenues are from long-term committed contracts. The Company has significant room on its revolving credit facility and its first long-term debt maturity is in 2027. South Bow is positioned to meet its operating obligations, including quarterly dividend payments, as declared, and fund its ongoing development projects.
Maintaining a strong balance sheet and financial flexibility is fundamental to South Bow’s strategy. At December 31, 2024, net debt-to-normalized EBITDA was 4.5x. The Company is committed to prudently managing leverage and allocating a portion of cash flows towards debt reduction. Through debt reduction, South Bow expects to enhance its financial resilience, reduce interest expense, and create additional capacity to fund future growth initiatives and grow shareholder returns. Refer to the Outlook and Guidance section within this MD&A for additional details on South Bow’s net debt-to-normalized EBITDA ratio.
South Bow’s strategic corridor represents a significant opportunity for long-term value creation. The Company is focused on leveraging existing infrastructure within its strategic corridor to enhance service offerings to customers and to capture market demand.
Dividends represent South Bow’s primary means of returning capital to shareholders. South Bow will evaluate share repurchases and dividend growth once its payout ratio has been reduced. These considerations will be undertaken with a disciplined and balanced approach, taking into account factors such as our long-term growth outlook, market conditions, and overall financial position.
South Bow Corporation 2024 Management’s Discussion and Analysis | 10

Long-term Debt, including Credit Facilities
Long-term Debt Issued and Outstanding
South Bow completed its initial debt offerings on August 28, 2024, comprised of U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes. Interest rates are fixed on the Senior Notes and Junior Notes, and interest is paid semi-annually beginning in 2025. Refer to Note 18, Long-term Debt of the accompanying financial statements for additional information. The table below summarizes the Senior Notes and Junior Notes issued and outstanding as at December 31, 2024:

U.S.$ millions, except where noted		Principal Repayments [1]
Debt Instrument	Total	2025	2026	2027	2028	2029	After 2028
Senior unsecured notes
U.S. dollar-denominated
Due September 2027 ($700 million, 4.91%)	700	—	—	700	—	—	—
Due October 2029 ($1,000 million, 5.03%)	1,000	—	—	—	—	1,000	—
Due October 2034 ($1,250 million, 5.58%)	1,250	—	—	—	—	—	1,250
Due October 2054 ($700 million, 6.18%)	700	—	—	—	—	—	700
	3,650	—	—	700	—	1,000	1,950
Canadian dollar-denominated debt
Due February 2030 (C$450 million, 4.32%)	313	—	—	—	—	—	313
Due February 2032 (C$500 million, 4.62%)	347	—	—	—	—	—	347
Due February 2035 (C$500 million, 4.93%)	347	—	—	—	—	—	347
	1,007	—	—	—	—	—	1,007
Less: unamortized debt issue costs	(28)
Total senior unsecured notes	4,629	—	—	700	—	1,000	2,957

Junior subordinated notes
U.S. dollar-denominated
Due March 2055 ($450 million, 7.63%)	450	—	—	—	—	—	450
Due March 2055 ($650 million, 7.50%)	650	—	—	—	—	—	650
	1,100	—	—	—	—	—	1,100
Less: unamortized debt issue costs	(13)
Total junior subordinated notes	1,087	—	—	—	—	—	1,100

Total long-term debt	5,716	—	—	700	—	1,000	4,057
1. Represents principal amount to be repaid on maturity.
Credit Facilities
During the third quarter of 2024, the Company entered into a new four-year senior unsecured revolving credit facility for C$2.0 billion, maturing in October 2028 (the "Facility"). The Company, as authorized to construct and operate a pipeline under the CER Act, is required to maintain adequate financial resources for the Canadian portion of Keystone, of which $347 million (C$0.5 billion) of the Facility is reserved for this purpose.

South Bow Corporation 2024 Management’s Discussion and Analysis | 11

At December 31, 2024, $1.4 billion (C$2.0 billion) was available and nil was drawn on the Facility. At December 31, 2023, the Company had a revolving credit facility agreement with an affiliate of its Former Parent with total capacity of C$100 million, of which nil was drawn. The facility with the Former Parent was terminated upon Spinoff.

U.S.$ millions, except where noted	Drawn	Available	Total
Unsecured revolving credit facility [1]	—	1,389	1,389
Credit facilities supporting standby letters of credit [1]	16	88	104
1. Canadian capacity available and funds drawn converted to U.S. dollars at the December 31, 2024 foreign exchange rate of 0.69428.
Long-term Debt Repaid
Prior to the Spinoff, the Company had certain U.S. and Canadian dollar-denominated long-term debt due to affiliates of its Former Parent. On August 28, 2024, concurrent with the issuance of the Company's Senior Notes, the Company repaid a $1.25 billion term loan to an affiliate of its Former Parent. On October 1, 2024, the Company repaid the remaining outstanding long-term debt to affiliates of the Former Parent of $4.7 billion.
Interest Expense

	Year Ended December 31,
U.S.$ millions	2024	2023
Interest on long-term debt to affiliates of Former Parent	270	211
Interest on Senior Notes	85	—
Interest on junior subordinated notes	28	—
Amortization and other financial charges [1]	7	9
Capitalized interest	(2)	—
	388	220
1. Includes amortization of debt issuance, premium, and discount costs associated with Senior and Junior Notes. Other financial charges include bank service charges and carrying charges.
During the year ended December 31, 2024, the Company recorded $388 million of interest expense compared to $220 million in 2023. The increase in 2024 was primarily attributable to higher interest incurred on the Company’s long-term debt to affiliates of Former Parent which was issued in the third quarter of 2023. During 2024, the Company recorded interest on its Senior Notes and Junior Notes, with the first interest payment made subsequent to December 31, 2024.
Interest Income and Other

	Year Ended December 31,
U.S.$ millions	2024	2023
Interest Income	41	34
Penalty on early repayment of long-term debt to Former Parent	(26)	—
Foreign exchange loss	(3)	(2)
	12	32
Pursuant to Spinoff on October 1, 2024, the Company paid a $26 million penalty for early repayment of long-term debt to affiliates of its Former Parent.
South Bow Corporation 2024 Management’s Discussion and Analysis | 12

Financial Covenants
South Bow is subject to certain financial covenants on its Facility as described in the following table. As at December 31, 2024, the Company was in compliance with covenants on its Facilities in all material respects.

Financial Covenant	Covenant [1]	As at December 31, 2024
Consolidated net debt-to-capitalization [2]	Not to exceed 65%	53%
Interest coverage ratio [3]	Not less than 2.50:1:00	4.46
1. Covenant terms defined within respective debt agreements.
2. Per the covenant, consolidated net debt is consolidated total debt less unrestricted cash and cash equivalents of the restricted parties. Total debt is defined as consolidated indebtedness of the Company excluding letters of credit and junior debt securities.
3. Interest coverage ratio is consolidated EBITDA to consolidated interest expense, for the trailing four quarters. Consolidated EBITDA is consolidated net income plus interest expense, income taxes, depreciation and amortization, and other non-cash items. Consolidated interest expense includes all interest paid excluding interest related to Junior Notes and upfront fees associated with the Facilities.
Credit Ratings
Credit ratings, provided by independent rating agencies, assess the Company’s creditworthiness and changes may influence the terms to which South Bow can finance in the future. South Bow remains committed to maintaining investment-grade credit metrics and executing strategic initiatives that ensure financial strength while enhancing shareholder value.
South Bow has received independent, investment-grade credit ratings from Moody’s Investors Service (“Moody’s”), Standard and Poor’s (“S&P”), and Fitch Ratings (“Fitch”). These credit ratings assess the Company’s creditworthiness, and reflect financial strength and South Bow’s ability to meet its financial obligations. The rating agencies regularly review the factors impacting ratings, including financial condition, operations, and market conditions.

	Moody’s	S&P	Fitch
Issuer credit rating received [1]	Baa3	BBB-	BBB-
	Stable	Stable	Stable
1. Issuer credit ratings received August 12, 2024.
Share Capital
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding. At December 31, 2024, no first or second preferred shares have been issued.
The following table summarizes South Bow’s share capital at December 31, 2024:

	Common Shares	Share Capital ($ millions)
December 31, 2023 [1]	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
December 31, 2024	208,041,109	2,196
1. Prior to the Spinoff, the Company had no equity. Refer to Note 19, Share Capital of South Bow’s accompanying financial statements for additional information. The Former Parent’s investment in South Bow was recorded as Parent’s net investment.
As of the date of this report, the Company had 208,041,109 common shares outstanding and 781,250 stock options outstanding. Once vested, each outstanding stock option is exercisable for one common shares.
Dividends
Dividends become payable, if, as and when declared by South Bow’s Board. Dividends are declared at the discretion of the Board and subject to various factors, including but not limited to the Company’s distributable cash flow and overall financial performance.
South Bow Corporation 2024 Management’s Discussion and Analysis | 13

On November 7, 2024, South Bow declared its inaugural quarterly dividend of $0.50 per share, which was paid on January 31, 2025, to shareholders of record at the close of business on December 31, 2024.
On March 5, 2025, the Board approved a quarterly dividend of $0.50 per share, payable on April 15, 2025, to shareholders of record on March 31, 2025.
Contractual Obligations and Off-balance Sheet Arrangements
Contractual Obligations
South Bow’s contractual obligations include operating leases, purchase obligations, and other liabilities incurred within the business. The Company’s contractual obligations and commitments outstanding at December 31, 2024 are summarized below:

U.S.$ millions	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt principal repayments	5,756	—	—	700	—	1,000	4,056
Interest payments	5,165	327	330	316	294	280	3,618
Transportation by other parties [1]	13	10	3	—	—	—	—
Capital expenditures [2]	125	120	5	—	—	—	—
Other	3	1	1	1	—	—	—
Total	11,062	458	339	1,017	294	1,280	7,674
1. Contractual obligations are based on volumes contracted through capacity arrangements and exclude any variable charges that may be incurred when volumes flow.
2. Capital expenditures primarily relate to the Blackrod Connection Project. Amounts are estimates and subject to variability based on timing of construction and project requirements. Expenditures include obligations for growth projects and are presented based on projects proceeding as currently planned. Any changes to projects, including timing or possible cancellation, could change these estimates.
Guarantees
The Company has guaranteed the Senior Notes and Junior Notes issued by certain subsidiaries. Refer to Parental Guarantees of Debt within this MD&A for details.
South Bow and its partners in certain jointly-owned entities have guaranteed the financial performance of these entities with maximum term to 2043. At December 31, 2024 Company’s share of maximum potential exposure under the guarantees is C$56 million (2023 - C$56 million). Under these guarantees, if the Company makes a payment that exceeds South Bow’s share of ownership interest, the additional amount must be reimbursed by the partners.
Off-balance Sheet Arrangements
Except for the guarantees discussed above, as at December 31, 2024, South Bow does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the Company’s financial performance or financial condition.
Outlook and Guidance
Market Outlook
While approximately 90 per cent of South Bow’s normalized EBITDA is contracted through committed arrangements, which carry minimal commodity price or volumetric risk, demand for uncommitted capacity on the Keystone System is anticipated to remain subdued in 2025 as Western Canadian Sedimentary Basin (“WCSB”) crude oil pipeline capacity exceeds supply.
South Bow Corporation 2024 Management’s Discussion and Analysis | 14

The potential for, and continuation of, tariffs on energy imposed by the U.S. government and counter-tariffs imposed by the Canadian government have created economic and geopolitical uncertainty, resulting in volatility in pricing differentials. Persistence of this uncertainty may create additional headwinds for uncommitted capacity on South Bow’s pipeline systems and impact South Bow’s Marketing segment results. Given the uncertainty, South Bow’s guidance for 2025 does not account for the future potential impact of sustained tariffs.
Guidance
South Bow’s guidance aims to inform readers about Management’s expectations for financial and operational results in 2025. Readers are cautioned that these estimates may not be suitable for any other purpose. Refer to Forward-Looking Information within this MD&A for additional information regarding factors that could cause actual events and results to be significantly different from those expected.
South Bow’s 2025 annual guidance and comparative 2024 actual results are outlined below:

$ millions, except percentages [1]	2024 Actuals	2025 Guidance
Normalized EBITDA	1,091	1,010 ± 3%
Interest expense	388	325 ± 2%
Current tax rate (%)	23%	23% - 24%
Distributable cash flow	608	535 ± 3%
Capital expenditures
Growth	73	110 ± 3%
Maintenance [2]	61	65 ± 3%
1.Assumes average foreign exchange rate of C$/U.S.$ of 1.4286.
2.Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.
The financial outlook for South Bow in 2025 is supported by the Company’s highly contracted cash flows and strong structural demand for services. Normalized EBITDA is projected to be approximately $1.01 billion, within a range of three per cent, with approximately 90 per cent secured through committed arrangements.
South Bow has reduced its outlook for normalized EBITDA for its Marketing segment by approximately $30 million relative to 2024, due to continued impacts of WCSB crude oil pipeline capacity exceeding supply and South Bow’s response to market uncertainty caused by the potential for, and continuation of, tariffs, including the unwinding of certain positions to minimize South Bow’s exposure to further pricing volatility.
South Bow anticipates that its interest expense for 2025 will be approximately $325 million, within a range of two per cent, and that the Company’s current tax rate will range from 23 per cent to 24 per cent.
Distributable cash flow is expected to be approximately $535 million, within a range of three per cent, which South Bow intends to use to fund its expected annual dividend of $416 million ($2.00/share), subject to approval and declaration by the Board, and investments required to continue advancing the Blackrod Connection Project.
South Bow expects that its net debt-to-normalized EBITDA ratio will increase modestly through the course of 2025 as the Company continues to invest in the Blackrod Connection Project and incur one-time costs of approximately $40 million to $50 million associated with the Spinoff.
South Bow plans to invest approximately $110 million, within a range of three per cent, in growth capital expenditures for the Blackrod Connection Project in 2025. The total expected capital cost of the project is estimated to be $180 million, and the project is targeted to be ready for in-service in early 2026. As of December 31, 2024, South Bow has invested $62 million in the project.
Maintenance capital expenditures are estimated to be approximately $65 million, within a range of three per cent, in 2025, as South Bow proactively completes maintenance activities while demand for uncommitted capacity is expected to be subdued, and invests in information services infrastructure. These expenditures are generally recoverable through South Bow’s tolling arrangements.
South Bow Corporation 2024 Management’s Discussion and Analysis | 15

Capital Program

	Year Ended December 31,
U.S.$ millions	2024	2023
Growth capital expenditures	73	28
Maintenance capital expenditures [1]	61	19
Separation capital expenditures	7	—
Total capital expenditures	141	47
Non-cash capital expenditures [2]	(19)	(10)
Capital expenditures [2]	122	37
1. Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.
2. Per the consolidated statements of cash flows in the accompanying financial statements. Capital expenditures are presented in cash used in investing activities and non-cash capital expenditures are presented in the supplementary cash flow disclosures.
Capital expenditures were $122 million for the year ended December 31, 2024 attributable to growth capital and maintenance capital expenditures.
South Bow invested $73 million in growth capital expenditures in 2024, with $60 million of that towards the Blackrod Connection Project. The increase in maintenance capital expenditures incurred in 2024 are primarily attributable to capital investments incurred to support the Spinoff, including information systems and leasehold improvements.
Blackrod Connection Project
Supported by long-term committed contracts, South Bow is developing the Blackrod Connection Project, consisting of a 25-km (16-mi) crude oil pipeline and a 25-km (16-mi) natural gas lateral, as well as associated facilities, to provide crude oil transportation from International Petroleum Corporation’s Blackrod Project to South Bow’s Grand Rapids Pipeline.
During 2024, the Company advanced the Blackrod Connection Project in Alberta, and anticipates the project to be ready for in-service in early 2026. South Bow is in the final stages of completing construction of the project’s 25-km crude oil and natural gas pipeline segments, with welding complete and hydrostatic testing activities underway. Facility construction, including the tank terminal, is expected to be completed in late 2025.
Sensitivity Analysis
South Bow’s financial performance and results are impacted by various factors, including changes in foreign currency rates and quantity of uncommitted Keystone volumes shipped. Fluctuations in these, and other factors, can have a positive or negative effect on normalized EBITDA. The following table summarizes the estimated impact of these factors on expected 2025 results:

U.S.$ millions, except where noted	Increase or Decrease	Estimated Impact on Normalized EBITDA
Change in U.S. per Canadian dollar exchange rate	$0.05	± 10
Change in Keystone uncommitted volumes (bbl/d) at IJT rates [1]	2,500	± 5
1. Change in uncommitted volumes shipped on Keystone at the posted International Joint Tariff (“IJT”) rates. Does not include make up right volumes charged at the variable toll.
South Bow Corporation 2024 Management’s Discussion and Analysis | 16

Recent Developments
Spinoff Transaction
The Separation Agreement between South Bow and TC Energy outlines terms which indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the Milepost 14 incident, Keystone XL recoveries, and the existing variable toll disputes on the Keystone Pipeline System (excluding any future disputes with respect to the variable toll after October 1, 2024) subject to a maximum liability to South Bow of $21 million (C$30 million), in aggregate. Any amounts that may ultimately be payable in respect of these net liabilities and costs above the current accrued amount are indeterminable at this time and subject to estimation uncertainty. Refer to Note 4, Spinoff Transaction of the accompanying financial statements for additional details.
Beginning on October 1, 2024, pursuant to the TSA, the Company was billed $5 million in costs associated with the TSA for the year ended December 31, 2024. These costs relate to but are not limited to, fees for services received and information system costs. The Company expects to incur TSA related costs during the transition period as it implements new systems. Refer to Basis of Presentation in this MD&A for additional details.
Variable Toll Disputes
In 2019 and 2020, certain customers of South Bow’s Keystone Pipeline initiated complaints before the Federal Energy Regulatory Commission (“FERC”) and the Canada Energy Regulator (“CER”) regarding certain costs within the variable toll calculation.
In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023. On July 25, 2024, FERC released its Order on Initial Decision (“Order”) in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ended June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the Order. On October 8, 2024, South Bow submitted a compliance filing, which is subject to final FERC approval, which South Bow expects to occur in 2025.
The Company has recorded receivables related to its dispute with customers filed with the CER for amounts expected to be collected in the future for variable tolls. The Company expects a decision from the CER in 2025.
While the Company believes it has strong arguments that the variable tolls in dispute with the CER and FERC were properly calculated and applied, any amounts above the current accrued amounts that may ultimately be payable or receivable in respect of these disputes are indeterminable at this time; however, such may be material. These disputes are subject to the indemnification with the Company's Former Parent.
Milepost 14 Incident
In December 2022, the Milepost 14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an ACAO issued by the PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, restoring natural flows to Mill Creek. Refer to Note 14, Keystone Environmental Provision of the accompanying financial statements for additional information. In January 2025, the Company received PHMSA approval of the remedial work plan. This approval culminates the completion of 2,145 miles of inline inspections across the Keystone Pipeline System and 68 investigative excavations over the past two years. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the Milepost 14 incident occurred.
In the fourth quarter of 2024, South Bow recognized a provision for $30 million for its best estimate of incremental costs in relation to the Milepost 14 incident. South Bow also recognized a receivable for 86 per cent ($26 million) representing its Former Parent share of this anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreements.
South Bow Corporation 2024 Management’s Discussion and Analysis | 17

Non-GAAP Financial Measures
Throughout this MD&A, the Company references certain non-GAAP financial measures and non-GAAP ratios which do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures include or exclude adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP measures and non-GAAP ratios to be important in evaluating and understanding the operating performance and liquidity of South Bow. These non-GAAP measures should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.
South Bow’s non-GAAP financial measures and non-GAAP ratios include: normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, net debt, and net debt-to-normalized EBITDA. These measures and ratios are further described with a reconciliation to their most directly comparable GAAP measure below.
Normalizing Items
Normalized measures are (or include) non-GAAP financial measures and include normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow and net debt-to-normalized EBITDA. Management uses these normalized measures as a way to assess the financial performance of South Bow’s operations and compare period over period. During certain reporting periods, the Company may incur costs which are not indicative of core operations or results. These normalized measures represent income (losses) adjusted for specific normalizing items that are believed to be significant; however, they are not reflective of South Bow’s underlying operations in the period.
These specific items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, acquisition, integration and restructuring costs, and other charges including but not limited to impairment, contractual costs and settlements.
South Bow excludes the unrealized fair value adjustments related to risk management activities as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, the Company does not consider them reflective of its underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability as they settle in a subsequent period to the underlying transaction they are hedged against.
Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.
Normalized EBITDA
Normalized EBITDA is used as a measure of earnings from ongoing operations. Management uses this measure to monitor and evaluate the financial performance of the Company’s operations and to identify and evaluate trends. This measure is useful for investors as it allows for more comparable performance of the Company across periods for ongoing operations. Normalized EBITDA represents income before income taxes adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, and interest income.
South Bow Corporation 2024 Management’s Discussion and Analysis | 18

The following table reconciles income before taxes to normalized EBITDA for the three months and year ended December 31, 2024 and 2023:

	Three Months Ended December 31,		Year Ended December 31,
U.S.$ millions	2024	2023	2024	2023
Income before income taxes	72	131	418	562
Adjusted for specific items:
Depreciation and amortization	62	61	246	244
Interest expense	84	105	388	220
Interest income and other	28	(7)	(12)	(32)
Risk management instruments	57	(15)	8	25
Keystone variable toll disputes	(3)	—	8	42
Milepost 14 costs	4	—	4	—
Separation costs	(1)	3	29	3
Keystone XL costs and other	(13)	—	2	10
Normalized EBITDA	290	278	1,091	1,074
The following table reconciles income (loss) before income tax to normalized EBITDA by operating segment for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	778	6	(366)	418
Adjusted for specific items:
Depreciation and amortization	238	—	8	246
Interest expense	1	1	386	388
Interest income and other	(3)	(3)	(6)	(12)
Risk management instruments	—	8	—	8
Keystone variable toll disputes	8	—	—	8
Milepost 14 costs	4	—	—	4
Separation costs	—	—	29	29
Keystone XL costs and other	2	—	—	2
Segment normalized EBITDA	1,028	12	51	1,091
South Bow Corporation 2024 Management’s Discussion and Analysis | 19

	Year Ended December 31, 2023
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	687	19	(144)	562
Adjusted for specific items:
Depreciation and amortization	239	—	5	244
Interest expense	7	2	211	220
Interest income and other	(4)	(4)	(24)	(32)
Risk management instruments	—	25	—	25
Keystone variable toll disputes	42	—	—	42
Separation costs	—	—	3	3
Keystone XL costs and other	10	—	—	10
Segment normalized EBITDA	981	42	51	1,074
Normalized Net Income and Normalized Net Income per Share
Normalized net income represents net income adjusted for the normalizing items described above and is used by management to assess the earnings that are representative of South Bow’s operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. This per share measure is valuable for investors as it provides insight into the company's profitability on a per share basis, making it easier to evaluate the Company's performance.
The following table reconciles net income to normalized net income for the three months and years ended December 31, 2024 and 2023:

	Three Months Ended December 31,		Year Ended December 31,
U.S.$ millions, except share and per share amounts	2024	2023	2024	2023
Net income	55	103	316	442
Adjusted for specific items:
Risk management instruments	57	(15)	8	25
Keystone variable toll disputes	(3)	—	8	42
Milepost 14 costs	4	—	4	—
Separation costs	27	3	67	3
Keystone XL costs and other	(13)	3	2	17
Tax effect of above adjustments	(15)	—	(22)	(25)
Normalized net income	112	94	383	504
Weighted average common shares outstanding - diluted (millions)	208.4	207.6	208.2	207.6
Normalized net income per share - diluted	0.54	0.45	1.84	2.43
South Bow Corporation 2024 Management’s Discussion and Analysis | 20

Distributable Cash Flow
Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow’s capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income before income taxes, adjusted for depreciation and amortization, interest income and other, the normalizing items discussed above and further adjusted for specific items, including income and distributions from the Company’s equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow’s tolling arrangements, and current income taxes.
The following table reconciles normalized EBITDA to distributable cash flow for the three months and years ended December 31, 2024 and 2023:

	Three Months Ended December 31,		Year Ended December 31,
$ millions, except where noted	2024	2023	2024	2023
Income before income taxes	72	131	418	562
Adjusted for specific items:
Depreciation and amortization	62	61	246	244
Interest income and other	28	(7)	(12)	(32)
Normalizing items, net of tax [1]	34	(9)	39	62
Income from equity investments	(12)	(13)	(49)	(50)
Distributions from equity investments	20	15	70	71
Maintenance capital expenditures [2]	(15)	(2)	(61)	(19)
Current income tax expense	(6)	(15)	(43)	(53)
Distributable cash flow	183	161	608	785
1. Normalizing items per normalized EBITDA reconciliation, net of tax.
2. Maintenance capital is recoverable from customers which is capitalized for GAAP purposes.
Net Debt and Net Debt-to-normalized EBITDA Ratio
Net Debt is used as a key leverage measure to assess and monitor South Bow's financing structure. It provides an overview of the Company's long-term debt obligations, net of cash and cash equivalents. This measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt and 50 per cent treatment of Junior Notes, operating lease liabilities, and dividends payable less cash and cash equivalents per the Company’s consolidated balance sheets.
Net debt-to-normalized EBITDA is used to monitor the Company’s leverage position in comparison to its normalized EBITDA. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.
South Bow Corporation 2024 Management’s Discussion and Analysis | 21

The following table reconciles total long-term debt to net debt at December 31, 2024 and 2023:

	As at December 31,
U.S.$ millions, except where noted	2024	2023
Senior unsecured notes	4,629	5,967
Junior subordinated notes	1,087	—
Total long-term debt	5,716	5,967
Adjusted for:
Hybrid treatment for junior subordinated notes [1]	(544)	—
Operating lease liabilities	22	10
Dividends payable	104	—
Cash and cash equivalents	(397)	(262)
Net debt	4,901	5,715
Normalized EBITDA	1,091	1,074
Net debt-to-normalized EBITDA	4.5	5.3
1. The Company’s junior subordinated notes receive 50 per cent equity treatment from credit rating agencies. This treatment is captured in the Company’s net debt calculation above.
Accounting Matters
Critical Accounting Estimates
In preparing the consolidated financial statements in accordance with U.S. GAAP, Management is required to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the most current information available and involve a significant degree of judgment. Changes in estimates are carefully monitored and any changes in estimates are recorded in the current period. Critical accounting estimates may significantly impact South Bow's financial position, changes in financial position, and financial performance. These estimates affect various financial statement line items and are essential for providing a clear and accurate representation of the Company's financial health. The Company’s critical accounting estimates include, but are not limited to:
Impairment of Long-lived Assets
The Company reviews long-lived assets, such as plant, property and equipment, and capital projects in development, for impairment whenever events or changes in circumstances lead Management to believe the Company may not be able to recover an asset's carrying value. Factors considered in the assessment of the recoverability of long-lived assets include, but are not limited to, macroeconomic conditions, changes in the industries and markets in which South Bow operates, the Company’s ability to renew contracts, and the financial performance and prospects of assets. If the total of the undiscounted future cash flows that Management estimates for an asset within plant, property and equipment, or the estimated selling price of any long-lived asset is less than its carrying value, South Bow considers its fair value to be less than its carrying value and records an impairment loss to recognize this.
South Bow Corporation 2024 Management’s Discussion and Analysis | 22

Changes in Accounting Policies
Prior to Spinoff, the Company reported under the Former Parent's reporting currency, Canadian dollars. Upon Spinoff, the Company has designated the U.S. dollar as its reporting currency for the period ended December 31, 2024, as described in Note 2, Basis of Presentation and Accounting Policies. Certain entities within the Company have a functional currency of Canadian dollars and are translated into U.S. dollars for consolidation reporting purposes. As required by ASC 830 Foreign Currency Matters, this change in reporting currency has been applied retrospectively to all periods presented in the annual consolidated financial statements as follows:
•statements of income and comprehensive income have been translated from the previous Canadian dollar currency into U.S. dollar using the respective monthly average foreign exchange rate for each month within the annual reporting period presented;
•assets and liabilities presented on the consolidated balance sheets have been translated using the foreign exchange rate on the respective balance sheet dates; and
•opening shareholders' equity at January 1, 2023 has been translated at the historical rate on that day and movements in shareholders' equity subsequent to this date have been translated using the historical rate on the date of the respective transaction.
Change in Reportable Segments
As a result of the Spinoff, the Company underwent a reorganization of its internal structure and reporting framework, triggering a change in reportable segments per ASC 280 Segment Reporting. The changes were reviewed by South Bow's Chief Executive Officer ("CEO"), whom is the Chief Operating Decision Maker ("CODM") and the reportable segments were updated to align with the Company's operations and reporting structure, which differ from the Former Parent. This change in reportable segments has been applied retrospectively to all periods presented in the consolidated financial statements. Refer to Note 5, Segment Results for additional information.
Accounting Changes Adopted
Amendments to Segment Reporting
In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to enhance disclosures regarding a public entity's reportable segments and address requests from investors for more detailed information about a reportable segment's expenses. The guidance is effective for annual periods beginning January 1, 2024, and interim periods beginning January 1, 2025. The Company has adopted the standard as of December 31, 2024 and applied changes in disclosures retrospectively to periods presented in the consolidated financial statements. Refer to Note 5, Segment Results for additional information.
New and Amended Standards Issued but Not Yet Adopted
Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company has chosen not to early adopt this guidance and is evaluating the impact on its consolidated financial statements.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact on its consolidated financial statements and related disclosures.
South Bow Corporation 2024 Management’s Discussion and Analysis | 23

Related Party Transactions
Prior to the Spinoff, South Bow did not operate as a standalone business and its Former Parent was responsible for providing the Company's administrative and operating services (referred to as "corporate expenses") necessary to operate the business. These allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure. In addition, the Company also incurs operating costs provided by subsidiaries of its Former Parent that are not allocated but are direct costs. These direct costs are capitalized or expensed based on the nature of underlying expenditure. These transactions were considered related party transactions up to September 30, 2024, the day prior to Spinoff.
The allocated corporate expenses, direct operating costs, interest expense on long-term debt due to affiliates of South Bow's Former Parent, and interest income with affiliates of its Former Parent were as follows:

	Year Ended December 31,
U.S.$ millions	2024	2023
Allocated corporate expenses
Plant operating costs and other	89	143
Plant, property and equipment	3	3
Equity investments [1]	2	13
	94	159
Direct operating costs
Plant operating costs and other	81	123
Plant, property and equipment	4	4
Equity investments [2]	1	6
	86	133

Interest income with affiliates of Former Parent	—	22
Interest expense on long-term debt to affiliates of Former Parent	270	211
Return of capital payment [3]	24	—
1. For the year ended December 31, 2024, $2 million impacted income from equity investments (2023 - $11 million).
2. For the year ended December 31, 2024, $1 million impacted income from equity investments (2023 - $5 million).
3. On September 30, 2024, the Company declared a return of capital distribution and paid it on October 1, 2024.

	As at December 31,		Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2024	2023
Due from affiliates of Former Parent	—	3	Accounts receivable
Due to affiliates of Former Parent	—	104	Accounts payable and other
Long-term debt to affiliates of Former Parent	—	5,967	Long-term debt
Risk Factors
Financial Risks
South Bow is exposed to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on the Company’s earnings and cash flows and, ultimately, shareholder value.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board, implemented by senior Management and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee of the Board oversees how Management monitors compliance with risk management policies and procedures and oversees Management's review of the adequacy of the risk management framework.
South Bow Corporation 2024 Management’s Discussion and Analysis | 24

Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, all of which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's Marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Sustained lower crude oil prices could lead to reduced investment in upstream development, expansion, and production, which could negatively impact opportunities for the Company to expand its asset base and re‑contract with customers as contractual agreements expire.
Liquidity Risk
Liquidity risk is the risk that South Bow will not be able to meet its financial obligations as they come due. The Company’s ability to fund future capital projects and carry out its business plan is dependent on South Bow’s ability to generate cash flows, raise capital in a timely manner and under favourable terms and conditions, and will be impacted by credit ratings and general capital markets condition. Changes in credit ratings may impact South Bow’s ability to enter and maintain certain contracts. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, maintain adequate cash flows from operating activities, availability of credit facilities, and access to capital markets, to meet obligations as they become due.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its net income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of $1.1 billion of U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations at December 31, 2024 (2023 - nil). The net investment hedge is perfectly effective and foreign exchange gain or loss, as determined by the respective period end rate, is reported as cumulative translation adjustment within OCI.
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets, and the fair value of derivative assets.
South Bow Corporation 2024 Management’s Discussion and Analysis | 25

At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
The Company had no significant credit losses and no significant amounts impaired at December 31, 2024 and 2023 within normal trade accounts receivable. At December 31, 2024 and 2023, there were no significant credit risk concentrations.
The Company has $56 million in Keystone XL contractual recoveries from two counterparties and $114 million in Keystone contractual recoveries from certain customers related to variable toll disputes with the CER. These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 4, Spinoff Transaction for additional information related to indemnification.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.
Legal Proceedings
The Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. South Bow assesses all legal matters on an ongoing basis, including those relating to the Company’s equity investments. With the potential exception of matters discussed in Note 24, Commitments, Contingencies, and Guarantees of the accompanying financial statements, it is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company’s financial position or results of operations.
Financial Instruments
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
South Bow Corporation 2024 Management’s Discussion and Analysis | 26

Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

As at December 31,	2024		2023
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt due to affiliates	—	—	(5,967)	(6,163)
Senior long-term debt due to third party	(4,629)	(4,598)	—	—
Junior long-term debt due to third party	(1,087)	(1,135)	—	—
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's LMCI restricted investments that were classified as available‑for‑sale assets:

	As at December 31,
U.S.$ millions	2024	2023
Fair value of fixed income securities [1,2]
Maturing within 1 year	—	1
Maturing within 1-5 years	—	—
Maturing within 5-10 years	—	—
Maturing after 10 years	80	78
	80	79
1. Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2. Classified in Level II of the fair value hierarchy.

	Year Ended December 31,
U.S.$ millions	2024	2023
Net unrealized (losses) gains [1]	(1)	8
Net realized losses [1,2]	(2)	(5)
1. Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within other long-term assets and liabilities.
2. Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the binomial pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
South Bow Corporation 2024 Management’s Discussion and Analysis | 27

Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	As at December 31,
U.S.$ millions	2024	2023
Other current assets (Note 7)	188	527
Total derivative assets	188	527
Accounts payable and other (Note 13)	(219)	(552)
Total derivative liabilities	(219)	(552)
Total derivatives [1,2]	(31)	(25)
1. Fair value equals carrying value.
2. Includes purchases and sales of crude oil.
The majority of derivative instruments held-for-trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	As at December 31,
	2024	2023
Net purchases volumes (millions of barrels)	(14)	(7)
Maturity dates (year)	2025	2024
Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	Year Ended December 31,
U.S.$ millions	2024	2023
Derivative instruments held-for-trading [1]
Unrealized losses	(6)	(26)
Realized gains	459	458
Gains (losses) on derivatives	453	432
1. Realized and unrealized gains (losses) on derivative instruments held-for-trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
South Bow Corporation 2024 Management’s Discussion and Analysis | 28

Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1. Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2023	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	527	(516)	11
Derivative instrument liabilities	(552)	516	(36)
1. Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $66 million and letters of credit of $16 million at December 31, 2024 (2023 – $70 million and nil, respectively) to its counterparties. At December 31, 2024, the Company held $— cash collateral and $70 million in letters of credit (2023 – nil and $3 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At December 31, 2024 and 2023, there were no other derivative instruments that had credit risk-related features for which collateral was not provided.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

South Bow Corporation 2024 Management’s Discussion and Analysis | 29

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)

Derivative instrument assets	506	21	—	527
Derivative instrument liabilities	(527)	(25)	—	(552)
As at December 31, 2023	(21)	(4)	—	(25)
1. There were no transfers from Level II to Level III for the years ended December 31, 2024 and 2023.
South Bow Corporation 2024 Management’s Discussion and Analysis | 30

Select Quarterly Financial & Operational Information
The following table presents selected quarterly financial and operational information over the last eight quarters:

U.S.$ millions, except per share, ratios and operational data	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	488	534	554	544	540	532	522	411
Income from equity investments	12	12	13	12	13	14	13	10
Income before income taxes	72	90	110	146	131	117	193	121
Normalized EBITDA [1]	290	262	241	298	278	297	263	236
Distributable cash flow [1,4]	183
Capital expenditures [3]	28	61	20	13	11	8	8	10

Net income	55	61	88	112	103	92	151	96
Weighted average common shares outstanding - diluted (millions)	208.4	207.6	207.6	207.6	207.6	207.6	207.6	207.6
Net income per share - diluted [2]	0.26	0.29	0.42	0.54	0.50	0.44	0.73	0.46
Normalized net income [1]	112	86	71	114	94	126	154	130
Normalized net income per share - diluted [1,2]	0.54	0.41	0.34	0.55	0.45	0.61	0.74	0.63

Dividends declared	104
Dividends declared per share [2]	0.50

Total long-term debt	5,716	10,452	5,905	5,924	5,967	6,319	1,325	1,325
Net debt [1,4]	4,901
Net debt-to-normalized EBITDA [1]	4.5

Operational Information
Keystone throughput (Mbbl/d) [5]	621	616	623	643	612	596	595	576
U.S. Gulf Coast throughput (Mbbl/d) [5]	784	815	802	779	783	745	683	562
Marketlink throughput (Mbbl/d) [5]	615	636	622	582	610	595	520	420
Keystone System Operating Factor	96%	95%	94%	96%	92%	92%	94%	95%
1. Non-GAAP financial measure or ratio that does not have a standard meaning under GAAP. Refer to Non-GAAP Financial Measures of this MD&A for additional information. Periods prior to Spinoff on October 1, 2024 have previously been disclosed in Canadian dollars. Refer to Basis of Presentation of this MD&A for additional details.
2. Effective October 1, 2024, the Company completed the Spinoff into an independent publicly traded entity. Per share figures for comparative periods have been calculated using the outstanding shares at October 1, 2024.
3. Capital expenditures within investing activities in the consolidated statements of cash flows of the accompanying financial statements.
4. Distributable cash flow and net debt are non-GAAP measures used by the Company beginning on October 1, 2024 and therefore no figures have been presented for periods prior to Q4 2024 in the above table.
5. Reflects average daily volumes delivered on the Keystone Pipeline.
Fluctuations in quarterly revenues and earnings are and can be impacted by regulatory decisions, timing of newly constructed assets coming into service, acquisitions and divestitures, demand for uncommitted transportation services, marketing activities and commodity prices, developments outside of the normal course of operations, certain fair value adjustments, and foreign exchange rates. Over the last eight quarters, the Company’s results have been impacted primarily by the following:
•Charges as a result of the FERC Initial Decision and FERC Order on Initial Decision. Refer to Recent Developments section of this MD&A for additional details.
South Bow Corporation 2024 Management’s Discussion and Analysis | 31

•Preservation costs associated with the Keystone XL project over the last eight quarters, primarily incurred during 2023.
•Separation expenses related to the planning, execution, and completion of the spinoff of South Bow into an independent publicly listed entity. The associated costs were primarily recorded in 2024.
Fourth-quarter Review
The fourth quarter of 2024 was highlighted by the following events:
•The Company successfully completed the Spinoff transaction from its Former Parent.
•South Bow declared its inaugural dividend of $0.50 per share on November 7, 2024, paid to shareholders on January 31, 2025 to shareholders of record on December 31, 2024.
•Total Keystone Pipeline throughput was 621,000 bbl/d, an increase of 2,000 bbl/d from Q3 2024.
•Delivered normalized EBITDA of $290 million, an increase of $28 million from the third quarter of 2024 and an increase of $12 million from the fourth quarter of 2023.
•Fourth-quarter 2024 revenues were $488 million and income from equity investments was $12 million (fourth-quarter 2023 - $540 million and $13 million, respectively).
•Exited the period with net debt of $4,901 million and net debt-to-normalized EBITDA ratio of 4.5.
Select Annual Financial Information
The following table presents selected annual information for the last three years:

$ millions, except where noted	2024	2023	2022
Revenue	2,120	2,005	2,092
Net income	316	442	624
Net income per share (basic)	1.52	2.13	3.01
Net income per share (diluted)	1.52	2.13	3.00
Total assets	11,329	12,032	11,515
Total non-current liabilities	6,958	7,117	1,949
Dividends declared per share	0.50	—	—
Dividends payable	104	—	—
The Company’s results are impacted by various factors including those noted in the Select Quarterly Information section.
Over the last three fiscal years, the Company’s financial results have been impacted by various factors including, but not limited to, changes in market prices, fluctuations in foreign exchange, regulatory changes, new pipelines coming into service, and weather and other environmental events. Revenues have fluctuated due to changes in contracted volumes, uncommitted volumes, the Milepost 14 pipeline incident which occurred in 2022 and impacted volumes shipped, and changes in commodity prices and differentials. Net income has been impacted by changes in revenue as well as fluctuations in operating expenses, environmental cleanup efforts, litigation, asset impairments, gains and losses on asset sales, changes in long-term debt obligations, capital expenditures and capital projects, and costs incurred in anticipation and execution of the Spinoff.
Changes in non-current liabilities have primarily been impacted by changes in long-term debt balances. In preparation of the Spinoff in 2023, the Company’s Former Parent completed an internal restructuring and issued long-term debt to the Company. In 2024, the Company completed its initial debt offering and repaid its long-term debt to affiliates of the Former Parent.
South Bow Corporation 2024 Management’s Discussion and Analysis | 32

Parental Guarantees of Debt
On August 28, 2024, the Company completed its initial debt offering which included U.S. dollar-denominated Senior Notes and Junior Notes issued by certain subsidiaries of South Bow Corporation. The guarantees are full and unconditional, ensuring that payments to holders of the guaranteed securities are not adversely affected by the composition and relationships among the issuers, guarantors, and non-guarantor subsidiaries. The issuers and guarantors of the U.S. dollar-denominated Senior Notes and Junior Notes are summarized below:

Issuer and Guarantors (“Obligor Group”)
Senior unsecured notes
Due September 2027 ($700 million, 4.91%)	Issued by South Bow USA Infrastructure Holdings LLC (6297782 LLC) and guaranteed by South Bow Infrastructure Holdings Ltd. (15142083 Canada Ltd.), South Bow Canadian Infrastructure Holdings Ltd., and South Bow Corporation.
Due October 2029 ($1,000 million, 5.03%)
Due October 2034 ($1,250 million, 5.58%)
Due October 2054 ($700 million, 6.18%)

Junior subordinated notes
Due February 2030 (C$450 million, 4.32%)	Issued South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd. (15142083 Canada Ltd.), South Bow USA Infrastructure Holdings LLC (6297782 LLC), and South Bow Corporation.
Due February 2032 (C$500 million, 4.62%)
Due February 2035 (C$500 million, 4.93%)
The Senior Notes guarantees rank above all subordinated debts, including the Junior Notes, and are equal in payment priority with other non-subordinated debts. They are subordinated to secured debts to the extent of the value of the securing assets. Additionally, they are structurally subordinated to the debts and liabilities of subsidiaries that do not guarantee the Senior Notes. The indentures governing the Senior Notes limit South Bow's ability to i) create liens without equally and ratably securing the notes; and ii) engage in certain sale and leaseback transactions. Such indentures also limit South Bow's ability to consolidate, merge, or transfer all or substantially all its assets.
The Junior Notes guarantees are unsecured and rank below all senior debts, including Senior Notes. They are equal in payment priority with other specified unsecured subordinate debts and are structurally subordinated to the debts of subsidiaries that do not guarantee the Junior Notes. In the event of bankruptcy or insolvency, they rank above common and preferred shares in asset distribution.
The guarantees on the Senior Notes and Junior Notes do not limit the amount of senior indebtedness that South Bow may incur or the amount of other indebtedness or liabilities that South Bow or its subsidiaries may incur, and do not contain any financial or other similar restrictive covenants.
South Bow Corporation 2024 Management’s Discussion and Analysis | 33

Summarized Financial Information of the Obligor Group
In accordance with Rule 3-10 of the SEC’s Regulation S-X, South Bow has provided the following summarized information and disclosures in lieu of filing separate financial statements for each of the guarantors of the securities. The summarized financial information of the Obligor Group is presented on a combined basis and has eliminated intercompany balances and transactions between the entities in the Obligor Group. The summarized financial information excludes information of any subsidiaries who are not issuers or guarantors as well as income from equity method investments. South Bow’s credit ratings are based on the consolidated financial statements and therefore the consolidated financial statements provide a more appropriate view of the Company’s financial position. The summarized financial information of Obligor Group is below:

As at December 31,
U.S.$ millions	2024
Select asset information:
Current assets	426
Receivables from non-obligor subsidiaries	6
Non-current assets	207
Non-current receivables from non-obligor subsidiaries	2,137

Select liability information:
Current liabilities	226
Payables to non-obligor subsidiaries	1,023
Non-current liabilities, including guaranteed debt	5,768
Non-current liabilities to non-obligor subsidiaries	4,137

Year Ended December 31,
U.S.$ millions	2024
Revenues - external	1
Revenues from non-obligor subsidiaries	5
Operating loss of Obligor Group	(452)
Net loss of Obligor Group	(446)
South Bow Corporation 2024 Management’s Discussion and Analysis | 34

Forward-looking Information
In order to help the reader understand management's assessment of our future plans and financial outlook and our future prospects overall, this MD&A includes certain statements and information which constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
In particular, forward-looking statements in this MD&A include information, including certain financial outlooks, about the following, among other things:
•our financial and operational performance;
•expectations about strategies and goals for growth and expansion and the methods South Bow expects to employ to implement such strategies;
•South Bow's financial outlook for 2025 and beyond, including 2025 normalized EBITDA, 2025 interest expenses, 2025 distributable cash flow and 2025 capital expenditures;
•expected dividends and other returns to shareholders;
•expected cash flows and future financing options available, including portfolio management;
•expectations regarding the size, timing, conditions and outcome of ongoing and future transactions;
•expected access to and cost of capital;
•expected costs and schedules for planned projects, including projects under construction such as the Blackrod Connection project, as well as the benefits and timing thereof;
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs;
•expected regulatory processes and outcomes;
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims;
•the expected impact of future legal and accounting changes, including the impacts of tariffs; and
•expected industry, market and economic conditions, including their impact on us and on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different from those implied by forward-looking statements, including because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.
Forward-looking statements are based on a number of different assumptions, predictions or projections and subject to a number of different risks, including the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures and the Spinoff;
•regulatory decisions and outcomes;
•planned and unplanned outages and the use of our pipelines;
•integrity and reliability of our assets;
•anticipated construction costs, schedules and completion dates;
•access to capital markets, including portfolio management;
•expected industry, market and economic conditions, including the impact of these on the Company and on our customers and suppliers;
•future operating costs being consistent with management's current expectations;
•the Company's ability to maintain current credit ratings;
•prevailing inflation rates, commodity and labour prices;
•prevailing interest, tax and foreign exchange rates; and
•nature and scope of hedging.
South Bow Corporation 2024 Management’s Discussion and Analysis | 35

Risks and uncertainties
•failure to realize the expected benefits from acquisitions, divestitures and the Spinoff;
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value;
•operating performance of our pipelines and storage assets;
•amount of capacity sold and rates achieved in our business;
•production levels within supply basins;
•construction and completion of capital projects;
•cost and availability of, and inflationary pressures on, labour, equipment and materials;
•availability and market prices of commodities;
•access to capital and insurance markets on competitive terms;
•interest, tax and foreign exchange rates;
•performance and credit risk of our counterparties;
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;
•our ability to realize the value of tangible assets and contractual recoveries;
•competition in the business in which we operate;
•unexpected or unusual weather;
•acts of civil disobedience;
•cyber security and technological developments;
•sustainability-related risks;
•impact of energy transition on our business ;
•economic conditions in North America as well as globally;
•global health crises, such as pandemics and epidemics, and the impacts related thereto;
•recovery of costs resulting from unexpected pollution or environmental events related to our operations; and
•the other factors discussed under "Risk Factors" herein and in the AIF, which is available at www.sedarplus.ca.
The foregoing lists should not be construed as exhaustive. As actual results could vary significantly from the results implied by forward-looking statements, you should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
Management approved the financial outlooks contained in this MD&A, including 2025 normalized EBITDA, 2025 interest expenses, 2025 distributable cash flow and 2025 capital expenditures as of the date of this MD&A. The purpose of these financial outlooks is to inform readers about management’s expectations for the Company's financial and operational results in 2025, and such information may not be appropriate for other purposes.
South Bow Corporation 2024 Management’s Discussion and Analysis | 36

Glossary
Below are common abbreviations used within this MD&A:

bbl	barrel
bbl/d	barrels per day
Mbbl	thousand barrels
U.S.$ or USD	United States dollar
C$ or CAD	Canadian dollar
U.S. GAAP	United States Generally Accepted Accounting Principles
TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange
FERC	Federal Energy Regulatory Commission
CER	Canada Energy Regulator
NAFTA	North American Free Trade Agreement
Milepost 14	Refers to pipeline incident in December 2022 involving the release of oil from the Keystone Pipeline into a creek in Washington County, Kansas. Discussed in Recent Developments section.
WCSB	Western Canadian Sedimentary Basin
PHMSA	Pipeline and Hazardous Materials Safety Administration
CAO	Corrective Action Order
ACAO	Amended Corrective Action Order
CWA	Clean Water Act
EPA	Environmental Protection Agency
RCFA	Root Cause Failure Analysis
DOJ	Department of Justice
CEO	Chief Executive Officer
CFO	Chief Financial Officer
South Bow Corporation 2024 Management’s Discussion and Analysis | 37